Exhibit 12

STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

WHITNEY HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended December 31
(dollars in thousands)	2010	2009	2008	2007	2006

Net income (loss)	$(141,766)	$(62,146)	$58,585	$151,054	$144,645
Income tax expense (benefit)	(95,212)	(49,866)	19,138	74,310	69,164
Income (loss) before income taxes	$(236,978)	$(112,012)	$77,723	$225,364	$213,809

Fixed charges:
Interest on short-term and other borrowings	$11,277	$12,521	$28,625	$33,314	$23,085
Interest within rent expense (1)	3,605	3,745	3,661	3,262	2,510
Fixed charges excluding interest on deposits	14,882	16,266	32,286	367,576	25,595
Interest on deposits	40,887	63,345	91,596	163,000	122,075
Fixed charges including interest on deposits	$55,769	$79,611	$123,882	$199,576	$147,670

Preferred dividends (2)	$15,000	$13,584	-	-	-

Earnings (loss) for ratio computations:
Excluding interest on deposits	$(222,096)	$(95,746)	$51,424	$261,940	$239,404
Including interest on deposits	$(181,209)	$(32,401)	$143,020	$424,940	$361,479

Ratio of earnings to fixed charges: (3)
Excluding interest on deposits	-	-	3.41	7.16	9.35
Including interest on deposits	-	-	1.63	2.13	2.45

Ratio of earnings to fixed charges
and preferred dividends: (3)
Excluding interest on deposits	-	-	3.41	7.16	9.35
Including interest on deposits	-	-	1.63	2.13	2.45

(1) Estimated to be one-third of rent expense.
(2) The Series A Preferred Stock was issued on December 19, 2008, but no dividends were declared or paid in 2008.
(3) There were no earnings available to cover fixed charges and preferred stock dividends in 2010 or 2009. To cover fixed charges at a 1.0 ratio, Whitney needed additional earnings of $237 million in 2010 and $112 million in 2009.
To cover fixed charges and preferred dividends at a 1.0 ratio, Whitney needed additional earnings of $252 million in 2010 and $126 million in 2009.